
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

03 SEP -9 AM 7:21

28 August 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 0121 722 4543
Direct Fax 0121 722 4290
Our Ref DC/dc

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3 - 2
Washington, DC 20549
USA


03029856

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

David Chettle

Encl.

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

SUPPL

dw 9/9

Severn Trent Plc: Severn Trent Water's Draft AMP4 Business Plans

Severn Trent Water has today made available, on its web site (www.stwater.co.uk/amp4sbpsubmission), extracts from the draft AMP4 Business Plans that it recently submitted to OFWAT. These extracts contain financial and other information about Severn Trent Water.

www.severntrent.com